Exhibit 99.1

LAIX Inc. Announces Completion of Going-Private Transaction

SHANGHAI, China, October 11, 2022 — LAIX Inc. (“LAIX” or the “Company”) (OTC: LAIXY), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced the completion of the merger (the “LAIX Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated June 17, 2022, by and among the Company, Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub merged with and into the Company, effective as of October 11, 2022 (the “Effective Time”), with the Company being the surviving company. As a result of the LAIX Merger, LAIX became a private company wholly owned by Parent, the American depositary shares of LAIX (the “ADSs”), each of which represented fourteen Class A ordinary shares of the Company (“Class A Ordinary Shares”), are no longer quoted on the OTC Market, and the Company’s ADS program was terminated.

Under the terms of the Merger Agreement and the plan of merger for the LAIX Merger, at the Effective Time, (i) each ordinary share of the Company (each an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and any Class A Ordinary Shares represented by ADSs) was cancelled and ceased to exist in exchange for the right to receive US$0.1357 in cash per Ordinary Share without interest (the “Per Share Merger Consideration”), and (ii) each ADS (other than ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$1.90 in cash per ADS without interest, less an ADS cancellation fee of US$0.05 per ADS, and any applicable expenses, taxes and other governmental charges.

Because Merger Sub owned over 90% of the voting power represented by all issued and outstanding shares of LAIX prior to the effectiveness of the LAIX Merger and the LAIX Merger was in the form of a short-form merger in accordance with Section 233(7) of the Cayman Islands Companies Act, the LAIX Merger was not subject to a vote of the shareholders of LAIX.

LAIX intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Form 15 suspending LAIX’s reporting obligations under the Securities Exchange Act of 1934. LAIX’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the LAIX Merger, Houlihan Lokey (China) Limited is serving as financial advisor to the committee of independent and disinterested directors established by LAIX’s board of directors (the “Special Committee”). Kirkland & Ellis is serving as U.S. legal counsel to the Special Committee. Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the buyer group. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the buyer group.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to the expected benefits and costs of the LAIX Merger; the outcome of any legal proceedings that may be instituted against the Company related to the LAIX Merger; the amount of the costs, fees, expenses and charges related to the LAIX Merger; and other risks and uncertainties discussed in the Schedule 13E-3 transaction statement and the proxy statement and other documents filed with the United States Securities and Exchange Commission by the Company and certain other filing persons; and assumptions underlying or related to any of the foregoing. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law. You should not rely upon these forward-looking statements as predictions of future events.

For further information, please contact:

LAIX Inc.

Investor Relations

E-mail: ir@laix.com